3627931v1
                                                     Exhibit 99.1

The Phoenix Group Corporation Announces New Developments in
Recent Litigation Matters and Determination of Accounting
Treatment under Agreement to Acquire Homecare Dimensions, Inc.

DALLAS-(BUSINESS WIRE)-August 13, 2002--The Phoenix Group Corporation (OTC Bulletin Board: PXGPE - News) ("Phoenix"), a Dallas-based company, today announced that Intrepid America-Texas ("Intrepid") obtained a temporary restraining order in connection with a judgment dated March 31, 2000 in favor of DVI Business Credit Corporation ("DVI") against Phoenix. DVI assigned the judgment to Intrepid on August 5, 2002. Consideration for the assignment was not disclosed.

The restraining order enjoins Phoenix from transferring or encumbering any of the shares of any of its wholly-owned subsidiaries and from taking any action that would dilute the value of the stock of the subsidiaries. A hearing on a motion by Intrepid to compel Phoenix to turn over the shares of all of its wholly-owned subsidiaries for application to satisfaction of the judgment for $831,163.38 is scheduled for Friday, August 16, 2002 in the 14th Judicial District Court in Dallas.

The actions taken by Intrepid yesterday in state district court are in addition to the proceedings taking place in the United States Bankruptcy Court for the Northern District of Texas located in Ft. Worth, Texas which also involve Intrepid, DVI, and Phoenix in a separate matter. In a ruling on July 19, 2002, Judge Mike Lynn of the bankruptcy court vested temporary corporate governance of a Phoenix subsidiary, InterLink Home Health Care, Inc., in Intrepid until such time as further hearings in the matter can take place.

In another matter, the company also announced today that its independent auditor has determined that the earnings from Homecare Dimensions, Inc. ("Homecare") will not be consolidated with those of Phoenix for the quarter ending June 30, 2002. Until such time as the terms of the agreement dated May 9, 2002 between Homecare and Phoenix are satisfied, the transaction will be treated as an option to acquire the stock of Homecare. The terms of the agreement were set forth in Form 8-K filed with the Securities and Exchange Commission on May 28, 2002.
The Phoenix Group Corporation is vigorously pursuing all its legal remedies, including the filing of counterclaims and temporary restraining orders in connection with these events.

The matters reported in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties that may affect The Phoenix Group Corporation (OTC Bulletin Board: PXGPE - News) and its subsidiaries' business and prospects and cause actual results to differ materially from those forward-looking statements. Among the factors that could cause actual results to differ are Phoenix's operating history, competition, low barriers to entry, reliance on strategic relationships, rapid technological changes, timely development and market acceptance of products and Phoenix's ability to appropriately distribute its products and inability to complete transactions on favorable terms and those risks discussed in the Company's filings with the SEC.


Contact:

     Phoenix Group Corporation, Dallas
     Ron Lusk, 214/382-3630
     info@pxgp.com
     www.pxgp.com